April 11, 2019

Lisa Sanford
Chief Financial Officer
Emerald Health Pharmaceuticals Inc.
5910 Pacific Center Blvd, Ste 300
San Diego, CA 92121

       Re: Emerald Health Pharmaceuticals Inc.
           Post-Qualification Amendment to Offering Circular on Form 1-A Filed March 29, 2019
           File No. 024-10810

Dear Ms. Sanford:

       We have reviewed your amendment and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to the comment, we may have additional comments.

Post-Qualification Amendment to Offering Circular on Form 1-A

General

1. Please update your offering statement to include audited financial statements for the fiscal year ended December 31, 2018. For guidance, refer to Part F/S (b)(3)(A) of the Form 1-
       A.
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Lisa Sanford
Emerald Health Pharmaceuticals Inc.
April 11, 2019
Page 2

       Please contact Dorrie Yale at 202-551-8776 or Joe McCann at 202-551-6262 with any questions.



                                                          Sincerely,
FirstName LastNameLisa Sanford
                                                          Division of
Corporation Finance
Comapany NameEmerald Health Pharmaceuticals Inc.
                                                          Office of Healthcare
& Insurance
April 11, 2019 Page 2
cc:       Rebecca G. DiStefano - Greenberg Traurig, LLP
FirstName LastName